Exhibit 99.(a)(5)

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 ANNOUNCEMENT TO THE MARKET Itaú Unibanco Holding S.A (“Itaú Unibanco” or “Company”) informs its stockholders and the general market that, in line with the Material Fact disclosed on March 2, 2023 that Company received on May 26, 2023 the last pending regulatory authorization to increase its shareholding in Banco Itaú Chile (“Itaú Chile” - formerly named Itaú Corpbanca) and, therefore, will move forward with the proposed voluntary tender offer for the acquisition by Itaú Unibanco or its affiliates, of up to all of the outstanding shares issued by Itaú Chile (“Shares”), including those in the form of American Depositary Shares. The tender offer is expected to commence on June 6, 2023, concurrently (i) in Chile, for all stockholders of Itaú Chile; and (ii) in the United States of America for all holders of ADSs and U.S. holders who hold Shares. In accordance with applicable Chilean law, Itaú Unibanco intends to publicly announce the tender offer in two Chilean national newspapers on June 05, 2023, one day before the commencement of the tender offer from which date it will be opened for tenders. The purchase price per share pursuant to the tender offer will be CLP 8,500.00 (eight thousand five hundred Chilean pesos), which, in relation to the amount mentioned in the Material Fact disclosed on March 2, 2023, reflects essentially the adjustment due to (i) the payment of dividends by Itaú Chile on April 25, 2023, as approved at its General Shareholders Meeting of April 20, 2023, and disclosed to the market on the same day and (ii) the reverse Stock Split of Itaú Chile, which became effective as of May 26, 2023, in a 4,500:1 ratio, and, as a result, each lot of 4,500 shares were grouped into one single share. For information purposes, it is worth mentioning that the price per share pursuant to the tender offer is greater than the price per share that would be required in case of a mandatory tender offer in Chile. We emphasize that the announcement to the market disclosed is exclusively for informational purposes about the completion of the necessary authorizations to move forward with the planned tender offer and to disclose the updates on the price and number of shares and does not constitute a tender offer for the acquisition of any securities. São Paulo (SP), May 29, 2023. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence